UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

FTAI Infrastructure Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
35953C106
(CUSIP Number)
September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%[2]
12	TYPE OF REPORTING PERSON IA
________________________
[1]	All numbers of shares of Common Stock beneficially owned by each reporting person contained herein are as of the date of this filing.
[2]
All percentages of Common Stock contained herein are based on 113,745,115 shares outstanding as of October 29, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024, plus 189,745 shares issued upon FIG LLC’s exercise of certain options on November 6, 2024 and 181,159 shares issuable upon FIG LLC’s exercise of options within 60 days of November 14, 2024.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON PN, HC
________________________
[1]	Solely in its capacity as the sole member of FIG LLC.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON FIG Blue LLC (f/k/a FIG Corp.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO, HC
________________________
[1]	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO, HC
________________________
[1]	Solely in its capacity as the sole member of FIG Blue LLC.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON FINCO I Intermediate Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO, HC
________________________
[1]	Solely in its capacity as the sole member of Fortress Investment Group LLC.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON FINCO I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO, HC
________________________
[1]	Solely in its capacity as the sole member of FINCO I Intermediate Holdco LLC.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON FIG Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,605,093[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,605,093[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,605,093
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO, HC
________________________
[1]	Solely in its capacity as the sole member of FINCO I LLC.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON Foundation Holdco LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,021,714[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,021,714[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,021,714
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%
12	TYPE OF REPORTING PERSON PN, HC
________________________
[1]	Solely in its capacity as the sole member of FIG Parent, LLC and as the general partner of an entity that holds shares of Common Stock of the Issuer.

CUSIP No.	35953C106

1	NAME OF REPORTING PERSON FIG Buyer GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,021,714[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,021,714[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,021,714
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%
12	TYPE OF REPORTING PERSON OO, HC
________________________
[1]	Solely in its capacity as the general partner of Foundation Holdco LP.

Explanatory Note
This Schedule 13G constitutes (i) Amendment No. 1 to the Schedule 13G on behalf of FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC (collectively, the “New Fortress Entities”) and (ii) Amendment No. 3 to the Schedule 13G on behalf of FIG LLC, Fortress Operating Entity I LP, FIG Blue LLC (f/k/a/ FIG Corp.) and Fortress Investment Group LLC (collectively, the “Other Fortress Entities”).
As of September 30, 2024, the beneficial ownership by the Reporting Persons (as defined below) of the Issuer’s Common Stock decreased by more than 1% but less than 5% of the Issuer’s outstanding Common Stock since the filing of the Schedule 13G by the Reporting Persons on June 7, 2024.
As of November 6, 2024, the beneficial ownership by the Reporting Persons of the Issuer’s Common Stock decreased by more than 5% of the Issuer’s outstanding Common Stock since the filing of the Schedule 13G by the Reporting Persons on June 7, 2024.
As of the date of this filing, the Reporting Persons have ceased to beneficially own more than 5% of the Issuer’s outstanding Common Stock.
Item 1(a)	Name of Issuer
The name of the issuer is FTAI Infrastructure Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 1345 Avenue of the Americas, 45th Floor, New York, NY 10105.
Item 2(a)	Name of Person Filing
This statement is filed by (collectively, the “Reporting Persons”):
(i)
FIG LLC, a Delaware limited liability company, directly holds Common Stock of the Issuer and options to acquire Common Stock of the Issuer for which FIG LLC’s right to exercise is suspended in connection with corresponding tandem awards held by certain directors and officers of the Issuer;

(ii)	Fortress Operating Entity I LP, a Delaware limited partnership, is the sole member of FIG LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;
(iii)
FIG Blue LLC (f/k/a FIG Corp.), a Delaware limited liability company, is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iv)	Fortress Investment Group LLC, a Delaware limited liability company, is the sole member of FIG Blue LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;
(v)
FINCO I Intermediate Holdco LLC, a Delaware limited liability company, is the sole member of Fortress Investment Group LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(vi)	FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I Intermediate Holdco LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;
(vii)	FIG Parent, LLC, a Delaware limited liability company, is the sole member of FINCO I LLC and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(viii)
Foundation Holdco LP, a Delaware limited partnership, is the sole member of FIG Parent, LLC and the general partner of an entity that holds shares of Common Stock of the Issuer and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby; and

(ix)	FIG Buyer GP, LLC, a Delaware limited liability company, is the general partner of Foundation Holdco LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby.
The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 3 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, was attached as Exhibit B to the Schedule 13G filed by the Reporting Persons on June 7, 2024, and is incorporated herein by reference.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Common Stock, par value $0.01 per share.
Item 2(e)	CUSIP No.
35953C106
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☑ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☑.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
See Exhibit A attached.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2024

FIG LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP
By:	FIG Blue LLC, its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG Blue LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FINCO I Intermediate Holdco LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FINCO I LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG Parent, LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

Foundation Holdco LP
By:	FIG Buyer GP, LLC, its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG Buyer GP, LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary